EXHIBIT 99.1
                                                                    ------------


MESSAGE TO SHAREHOLDERS

Western Oil Sands Inc. is pleased to present its third quarter results and to provide an update on the construction progress of the Athabasca Oil Sands Project ("AOSP"). Western's share of capital spending in the quarter totaled $145.3 million. Western incurred a loss in the quarter of $1.8 million ($0.04 per share) being comprised entirely of corporate expenses. Consistent with prior periods, Western does not and will not have any operating revenues until production of synthetic crude begins in early 2003.

Construction of the AOSP is now well over 95 per cent complete. During the quarter construction activities were focused on the froth cleaning circuit at the Muskeg River Mine and the primary processing unit at the Scotford Upgrader. Construction on these units nears completion as heat-treating and insulating activities progress. All other units have been turned over to operations for commissioning and startup. A major effort is underway to de-mobilize the construction work force as construction activities wind down. The cost estimate for Western's share of the AOSP remains at $1.087 billion (this includes the Muskeg River Mine and the Scotford Upgrader).

Commissioning and start-up activities are progressing well and are a key step in preparations towards the commencement of operations. During the third quarter, the AOSP achieved a number of critical milestones. At the Muskeg River Mine the facilities were handed over to operations and first ore was mined and processed through the primary extraction facilities, producing bitumen froth. Another milestone achieved in the third quarter was the delivery of the first mining truck and hydroelectric shovel that will be used in the mining operations. The AOSP will ultimately have a mining fleet consisting of 23 400-ton mining trucks and five hydroelectric shovels. At the Upgrader the Sulfur Recovery and Hydrogen Manufacturing Units have been successfully tested. The expectation is that by year-end the primary distillation units will be operational and commissioning of the synthetic crude units will be well under way.

Throughout the quarter safety and environmental performance continue to be a key measure of success for the Project. The AOSP boasts one of the best safety and environmental records of any project of this magnitude anywhere in the world.

We look forward to bringing this construction project to a close and moving into our operating phase, as production from our long-term, stable reserve base commences. In anticipation of moving into operations, Western has initiated its hedging program by locking in crude oil prices on approximately 15% of its first year's production at Cdn$39.72 per barrel and approximately 10% of its production for the twelve months starting April 2004 at Cdn$37.26 per barrel.


On behalf of the Board of Directors             /s/ Guy J. Turcotte
                                                --------------------------------
                                                Guy J. Turcotte
                                                President and Chief
                                                Executive Officer

                                                October 23, 2002

MANAGEMENT'S DISCUSSION & ANALYSIS

THE FOLLOWING DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001.

OPERATIONS

Since the Project is in the development phase, Western does not have operating revenue or expenses. During the fourth quarter it is expected that first bitumen production will begin to fill the pipeline and storage tanks and delivery to the Upgrader initiated, with first production of synthetic crude still expected to start early in 2003.

During the quarter, Western incurred a loss of $1.8 million ($0.04 per share) compared to a loss of $1.6 million ($0.04 per share) in the comparative period last year. This loss is comprised solely of Western's corporate expenses. Corporate expenses are higher for the third quarter of 2002 primarily due to the addition of new employees and increased expenses in line with the growth in Western's corporate activities.

The first purchase of diluent inventory for the AOSP occurred during the quarter, with Western's share being $3.1 million. This diluent will be used in the froth cleaning circuit at the Muskeg River Mine as well to transport bitumen from the Muskeg River Mine to the Scotford Upgrader via the Corridor Pipeline system. The diluent is re-cycled and returned to the mine for re-use and has been accounted for as inventory.

CAPITAL EXPENDITURES

During the third quarter of 2002, Western's share of capital expenditures totaled $145.3 million. These expenditures included $129.5 million of construction costs for the AOSP together with direct capitalized costs of $15.0 million, and $0.8 million of expansion pre-feasibility costs and corporate expenditures. The direct capitalized costs are primarily comprised of interest accrued on the Senior Secured Notes, bank stand-by fees and other interest expenses that are being capitalized during the construction period.

Consistent with prior periods, Western capitalized $3.4 million during the third quarter of 2002 ($4.5 million in third quarter of 2001) relating to its share of costs for construction of the hydrogen manufacturing unit at the Upgrader. These costs are being financed under a long-term capital lease. To date a total of $49.2 million of costs have been incurred and capitalized for Western's share of the Hydrogen Manufacturing Unit.

Western has US$450 million of Senior Secured Notes. As a result of fluctuations in the exchange rate of US to Canadian dollars from June 30, 2002 to September 30, 2002, Western recorded and capitalized an unrealized foreign exchange loss of $30.2 million during the third quarter. The cumulative effect of exchange rate fluctuations on these notes from issuance until September 30, 2002 is a loss of $4.8 million, all of which has been capitalized consistent with our policy of capitalizing exchange gains or losses during the construction period.

Construction of the Project is over 95 per cent complete with most of the systems at both sites in the hands of operations. Intensive efforts continue to bring production online in early 2003. The cost estimate for Western's share of the AOSP remains at $1.087 billion (this includes the Muskeg River Mine and the Scotford Upgrader). Western's share of construction costs on the AOSP since inception of the Project through to the end of September 2002 total $982.8 million.

LIQUIDITY AND CAPITAL RESOURCES

In the third quarter of 2002, Western commenced draw downs on its $88 million bridge note purchase facility, which is due October 2003. At September 30, 2002 an amount of $78 million had been drawn on this facility.

The Company maintains its $100 million credit facility with a Canadian chartered bank, $75 million of which will primarily be used to fund the first year's debt service under the Offering as well as construction completion costs; the remaining $25 million is for letter of credit requirements. Western has not drawn upon this facility to date.

With first production of synthetic crude expected in the first quarter of 2003, additional funding from revenue and cash flow will be generated for Project operating costs and to fund Western's interest and corporate expenses. The above facilities, together with available working capital, provide sufficient financial resources for Western to continue to meet all of its financial obligations to the Project and to fund the Project to completion.

During the quarter, Western submitted a second interim claim under its $200 million cost overrun/project delay insurance policy. No amounts have been reflected in the financial statements in respect of this potential recovery. This insurance policy will be an effective mitigant for cost increases on the Project. Western believes it will be able to recover a significant portion of the costs incurred beyond the initial project budget of $709 million (Western's share) pursuant to the terms of the insurance policy.

BUSINESS RISKS

Western is subject to a number of risks that are typical given the nature of Western's operations. These risks are described in the Company's previous public disclosures, which are available on the Company's website.

In October 2002, the Company entered into various commodity hedge agreements, designed to enhance shareholder value by mitigating the exposure to the volatility of crude oil prices. The agreements are summarized as follows:

         o An amount of 4,500 barrels per day of crude oil under swap contracts at an average WTI equivalent of Cdn$39.72 per barrel for the period April 1, 2003 to March 31, 2004.

         o An amount of 3,500 barrels per day of crude oil under swap contracts at an average WTI equivalent of Cdn$37.26 per barrel for the period April 1, 2004 to March 31, 2005.

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as at the date hereof.

WESTERN OIL SANDS INC.
CONSOLIDATED BALANCE SHEETS


                                           AS AT SEPTEMBER 30  As at December 31
                                                  2002              2001
--------------------------------------------------------------------------------
($ thousands)                                 (Unaudited)
ASSETS
Current Assets
    Cash                                     $    81,207            $    52,973
    Accounts receivable                            4,200                  7,228
    Inventory                                      3,119                     --
--------------------------------------------------------------------------------
                                                  88,526                 60,201
--------------------------------------------------------------------------------
Capital Assets                                 1,194,552                761,939
Deferred Charges                                  26,949                 32,254
--------------------------------------------------------------------------------
                                               1,221,501                794,193
--------------------------------------------------------------------------------
                                             $ 1,310,027            $   854,394
================================================================================
LIABILITIES
Current Liabilities
    Accounts payable                         $    61,005            $    51,222
--------------------------------------------------------------------------------
                                                  61,005                 51,222
Long-term Liabilities
     Long-term debt (Note 4)                     791,610                279,481
     Other                                        49,152                 88,825
--------------------------------------------------------------------------------
                                                 840,762                368,306
--------------------------------------------------------------------------------
                                                 901,767                419,528
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share Capital (Note 2)                           448,954                447,303
Deficit                                          (40,694)               (12,437)
--------------------------------------------------------------------------------
                                                 408,260                438,866
--------------------------------------------------------------------------------
                                             $ 1,310,027            $   854,394
================================================================================

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             3 MONTHS ENDED         9 MONTHS ENDED
                                                              SEPTEMBER 30           SEPTEMBER 30
------------------------------------------------------------------------------------------------------------
                                                                2002      2001      2002      2001
------------------------------------------------------------------------------------------------------------
($ thousands, except per share amounts)                           (Unaudited)         (Unaudited)
CORPORATE EXPENSES
    General and administrative                               $ 1,344   $ 1,160   $ 4,085   $ 3,265
    Large Corporations Tax                                       428       420     1,278       845
    Depreciation                                                  49        43       135       128
    Write-off of deferred financing costs                         --        --    22,759        --
------------------------------------------------------------------------------------------------------------
NET LOSS                                                       1,821     1,623    28,257     4,238
------------------------------------------------------------------------------------------------------------
Deficit at Beginning of Period                                38,873     8,037    12,437     5,422
------------------------------------------------------------------------------------------------------------
Deficit at End of Period                                     $40,694   $ 9,660   $40,694   $ 9,660
============================================================================================================

Net Loss per Share - basic and diluted                       $  0.04   $  0.04   $  0.59   $  0.10
============================================================================================================

 See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 3 MONTHS ENDED         9 MONTHS ENDED
                                                                  SEPTEMBER 30           SEPTEMBER 30
--------------------------------------------------------------------------------------------------------------
                                                                  2002         2001        2002        2001
--------------------------------------------------------------------------------------------------------------
($ thousands, except per share amounts)                              (Unaudited)              (Unaudited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
    Net loss                                                 $  (1,821)   $  (1,623)   $ (28,257)   $  (4,238)
Non-cash items:
    Write-off of deferred financing costs                           --           --       22,759           --
    Depreciation                                                    49           43          135          128
                                                             -------------------------------------------------
CASH FROM OPERATIONS                                            (1,772)      (1,580)      (5,363)      (4,110)
Inventory                                                       (3,119)        --         (3,119)        --
Decrease in non-cash working capital                             3,119         --          3,119         --
--------------------------------------------------------------------------------------------------------------
                                                                (1,772)      (1,580)      (5,363)      (4,110)
--------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issue of share capital                                         283       57,502        1,651       82,928
    Increase in long-term debt, net of repayments               78,000       86,919      507,358      197,764
    Debt issue and deferred charges                               (288)      (2,151)     (17,454)      (9,100)
    Repayment of long-term liabilities                            --           (541)     (53,688)      (1,487)
--------------------------------------------------------------------------------------------------------------
CASH GENERATED                                                  77,995      141,729      437,867      270,105
--------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Capital expenditures                                      (145,348)    (117,447)    (413,963)    (312,753)
    Restricted cash                                               --           (290)        --           (331)
    (Increase) decrease in non-cash working capital             12,881       (9,333)       9,693       (7,040)
--------------------------------------------------------------------------------------------------------------
CASH INVESTED                                                 (132,467)    (127,070)    (404,270)    (320,124)
--------------------------------------------------------------------------------------------------------------

Increase (decrease) in Cash                                    (56,244)      13,079       28,234      (54,129)
Cash at Beginning of Period                                    137,451       26,903       52,973       94,111
--------------------------------------------------------------------------------------------------------------

Cash at End of Period                                        $  81,207    $  39,982    $  81,207    $  39,982
==============================================================================================================

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts in thousands)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries, and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2001. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001.

1.       ACCOUNTING POLICY

         a. The weighted average number of shares for the three-month period and the nine-month period ended September 30, 2002 are 48,354,038 and 48,307,315 respectively. Due to a loss for the periods, zero incremental shares are included for the diluted earnings per share weighted average number because the effect would be anti-dilutive.

         b. Effective January 1, 2002, the Company adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments". The new standard is applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, stock appreciation rights and similar awards to be settled in cash. The new standard is applied to all grants of stock options on or after January 1, 2002.

         c. Certain comparative amounts have been reclassified to conform to the current year's presentation.

2.       SHARE CAPITAL

ISSUED AND OUTSTANDING:

                                                        Number of Shares        Amount
------------------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2001                               47,513,971        $    435,340
Issued on exercise of employee options                        190,500               1,648
Share issue costs recovery                                                              3
------------------------------------------------------------------------------------------
Balance at September 30, 2002                              47,704,471         $   436,991
------------------------------------------------------------------------------------------

CLASS D PREFERRED SHARES, SERIES A
------------------------------------------------------------------------------------------
Balance at December 31, 2001 and September 30, 2002           666,667       $      11,963
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
TOTAL ISSUED SHARE CAPITAL AT SEPTEMBER 30, 2002           48,371,138           $ 448,954
                                                                        ==================

OUTSTANDING:
Class A Warrants                                              494,224
Stock Options                                               1,348,500
-----------------------------------------------------------------------
Diluted shares at September 30, 2002                       50,213,862
=======================================================================

The Class D Preferred Shares, Series A are entitled to vote at meetings of shareholders and can be converted into Common Shares prior to redemption on a one-for-one basis. The Class D Preferred Shares, Series A are redeemable by the Company at a price equal to their issue price plus a cumulative dividend of 12 per cent per annum compounded semi-annually until January 1, 2007, from which date the dividend increases by 3 per cent per quarter to a maximum of 24 per cent per annum. Cash dividends are not paid on the Class D Preferred Shares.

The Company has 494,224 Class A Warrants outstanding. Each Class A Warrant entitles the holder to purchase one Common Share at $2.50 per share until five years after start-up of the oil sands project. In addition, there are 5,629,641 call obligations outstanding, which could be exercised at the sole discretion of the Company up to and including March 31, 2003, for equity proceeds of $48.9 million, if required.

3.       STOCK-BASED COMPENSATION

No compensation expense has been recognized when stock options are granted, in accordance with Note 1(b). Had compensation expense been determined based on the fair value method for awards made after December 31, 2001, the Company's net income and earnings per share would have been adjusted to the proforma amounts indicated below:

                                        Three months ended    Nine months ended
                                        September 30, 2002    September 30, 2002

Net loss for the period - as reported      $ 1,821                 $28,257
Net loss for the period - proforma         $ 2,035                 $28,755
Basic Loss per share - as reported         $  0.04                 $  0.59
Basic Loss per share - proforma            $  0.04                 $  0.60

The proforma amounts exclude the effect of stock options granted prior to January 1, 2002. There were no options granted during the three months ended September 30, 2002. The following table sets out the assumptions used in applying the Black-Scholes model:

                                          Three months ended
                                          September 30, 2002

Risk free interest rate                         4.95%
Expected life (in years)                        5.00
Expected volatility                             0.30
Dividend per share                                --

4.       LONG-TERM DEBT

Long-term debt consists of:
                                          September 30, 2002

US$450 million Senior Secured Notes          $  713,610
Bridge Note Facility                         $   78,000
                                             ----------
                                             $  791,610
                                             ==========